

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2018

Eduardo Espinosa
Position Holder Trustee and Manager of the IRA Partnership
Life Partners Position Holder Trust
Life Partners IRA Holder Partnership, LLC
1717 Main Street, Suite 4200
Dallas, Texas 75201

      Re: Life Partners Position Holder Trust
          Registration Statement on Form 10-12G
          Filed May 2, 2017
          File No. 000-55783
          Life Partners IRA Holder Partnership, LLC
          Registration Statement on Form 10-12G
          Filed May 2, 2017
          File No. 000-55784

Dear Mr. Espinosa:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Division of Corporation Finance
                         Office of Healthcare & Insurance

cc: Robert B. Murphy, Esq.